210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Positive Data from Translational Clinical Trial Investigating REOLYSIN® in Patients with Metastatic Colorectal Cancer

CALGARY, AB, --- April 20, 2011 - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced interim data from a U.K. translational clinical trial (REO 013) investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The principal investigator of the study was Professor Alan Melcher of Leeds Institute of Molecular Medicine, University of Leeds, UK.

The trial was an open-label, non-randomized, single centre study of REOLYSIN given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. Patients were treated with intravenous REOLYSIN at 1x1010 TCID50, one to three weeks prior to planned surgery. After surgery, the tumour and surrounding liver tissue were assessed for viral status and anti-tumour effects.

On initial histological analysis of the 10 treated patients to date, there was evidence of selective delivery of virus to tumour versus normal liver and viral replication in the majority (seven) of patients. In two patients, only necrotic tumour was found; in one of these cases virus was detected in immune cells in the tumour. In six of 10 patients there was no evidence of virus in the normal liver surrounding the tumour, with virus found only rarely in liver cells in the other four patients. Final and complete results from the study are expected to be presented in 2011.

“These data suggest reovirus can be intravenously administered as a monotherapy and successfully delivered specifically and selectively to colorectal liver metastases without affecting surrounding normal liver tissue,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Based on these results, we are now planning a further translational study co-administering reovirus with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan), which would further build our knowledge of how to maximize the efficacy of this novel therapy in cancer patients.  This study would be complementary to our ongoing Phase I study of REOLYSIN in combination with FOLFIRI in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the results reported from the U.K. translational study for patients with metastatic colorectal cancer with liver metastases, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com